UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011.

Commission File Number 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

SIPCOT Industrial Complex,

Madurai Bypass Road,

T.V. Puram P.O.,

Tuticorin-628002,

Tamil Nadu, India

+91-461-661-2982

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Signature	4
Exhibit Index	5
Ex-99.1 Press release of Sterlite Industries (India) Limited dated November 1, 2011.

Sterlite Industries (India) Limited

Other Events

On November 1, 2011, Sterlite Industries (India) Limited (the “Company”) issued a clarification by way of a press release to the New York Stock Exchange with reference to certain media reports which states that the Company plans to convert all the loans given to Vedanta Aluminium Limited into equity.

A copy of the press release dated November 1, 2011 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated November 1, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 2, 2011
STERLITE INDUSTRIES (INDIA) LIMITED

	By:	/s/ Din Dayal Jalan
	Name:	Din Dayal Jalan
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated November 1, 2011

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